Research Solutions, Inc.

5435 Balboa Boulevard, Suite 202

Encino, CA 91316

October 17, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Danilo Castelli, Division of Corporation Finance

Re:	Research Solutions, Inc.

Registration Statement on Form S-1 (File No. 333-212649)

Ladies and Gentlemen:

We respectfully request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-212649) (the “Registration Statement”), relating to the offer and resale of up to 6,985,000 shares of Common Stock, $0.001 par value, of Research Solutions, Inc. (the “Company”), so that the Registration Statement shall become effective at 4:00 p.m. Eastern Time on Wednesday, October 19, 2016, or as soon thereafter as possible.

In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Research Solutions, Inc. By: /s/ Alan Urban Alan Urban Chief Financial Officer